Teva In-Focus

 A new webinar series for the investment community
focusing on Teva’s R&D activities
 - Upcoming Webinar:  October 8th @ 8:00am Eastern Time -
Jerusalem, September 30, 2013 – In an effort to keep our shareholders and analysts informed and up to date on the progress of our promising R&D programs, we are launching Teva In-Focus.
This new webinar series provides an in-depth view of Teva’s R&D strategies and progress in primary therapeutic areas in a format that is focused, detailed, and accessible.
Teva In-Focus kicks off on Tuesday, October 8th at 8:00am Eastern
Time with a focus on our Respiratory franchise, providing insight into Teva’s commercial and R&D franchise as well as our strategy for building a leadership position in respiratory therapies.
Teva In-Focus will include a review of the global market and unmet needs, our approach to innovation and therapeutic development, and a deep dive into key projects that we believe will drive Teva’s future growth in the respiratory market.
Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific
Officer, will lead the webinar and will be joined by Teva’s respiratory franchise leadership including Hans Luijendijk, Head of Global Respiratory
Marketing, Global Specialty Medicine Group and Dr. Tushar Shah, Global
Respiratory R&D, Teva Global R&D.
A question and answer session will follow the presentation.
Webinar access details:

Meeting Title: Teva Respiratory Webinar Meeting Date: October 08, 2013 Meeting Time: 08:00 AM [Eastern Time] Duration: 1 Hour 30 Minutes Webcast Link: http://www.media-server.com/m/p/uirw5j42

Dial-in details:
1 (800) 303-0442               US Toll Free
1 (847) 413-3733               International

Confirmation Number:    35785039
About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than 1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative products, especially COPAXONE® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology-based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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